

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03027650

No Act
7-2-03

July 18, 2003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/18/2003

Bradford L. Smith
Senior Vice President
and General Counsel
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Re: Microsoft Corporation

Dear Mr. Smith:

This is in regard to your letter dated July 2, 2003 concerning the shareholder proposal submitted by Edward H. Mergens for inclusion in Microsoft's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Microsoft therefore withdraws its June 26, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Edward H. Mergens
P.O. Box 3025
Pagosa Springs, CO 81147

789019

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
http://www.microsoft.com/

Microsoft®

July 2, 2003

VIA EXPRESS MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Microsoft Corporation
Shareholder Proposal Submitted by Edward H. Mergens

Ladies and Gentlemen:

Under cover of our letter dated June 26, 2003, we requested that the Staff of the Division of Corporation Finance concur that no enforcement action will be recommended if Microsoft Corporation omits from the proxy statement and form of proxy relating to the Microsoft 2003 annual meeting of shareholders, a proposal and statement in support thereof, dated December 30, 2002, received from Edward H. Mergens (the "Proposal").

Today we received a letter, a copy of which is attached hereto, from Mr. Mergens formally withdrawing the Proposal. Therefore, we are withdrawing our no-action letter request.

If you have any questions regarding the foregoing, please contact David Menz, Senior Attorney at Microsoft at (425) 705-8250.

Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

Sincerely,

MICROSOFT CORPORATION

By: 
Bradford L. Smith, Senior Vice President and General Counsel

Enclosure

cc: James Andrus
Curt Anderson

June 28, 2003

Box 3025
Pagosa Springs, Co. 81147

Curt Anderson
Senior Director, Investor Relations
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

RE: Shareholder Proposal of Edward H. Mergens, dated December 30, 2002

Dear Curt,

This letter is to confirm that, as a result of the actions that Microsoft Corporation took with respect to providing an annual dividend in February of this year, I respectfully withdraw my proposal dated December 30, 2002.

Thank you for the attention to this matter.

Sincerely,



E.H. Mergens

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
http://www.microsoft.com/

RECEIVED
2003 JUN 27 PM 4:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Microsoft

June 26, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Microsoft Corporation
Shareholder Proposal Submitted by Edward H. Mergens

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of (i) this letter and (ii) the proposal and statement in support thereof (the "Proposal") received by Microsoft Corporation (the "Company" or "Microsoft") on December 30, 2002 from Edward H. Mergens (the "Proponent") for inclusion in the proxy statement and form of proxy relating to the Company's 2003 annual meeting of shareholders (collectively, the "Proxy Materials"). This letter is intended to notify the Commission of the Company's belief that the Proposal may be properly omitted from its Proxy Materials and to set forth the Company's reasons for the intended omission.

Microsoft requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if Microsoft omits the Proposal from its Proxy Materials.

The Proposal reads as follows:

"RESOLVED: Stockholders request the Board of Directors authorize the payment of an annual dividend commensurate with industry practice of major mature corporations."

Microsoft has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to Rules 14a-8(i)(10), 14a-8(i)(13) and 14a-8(i)(3) of the Act. The specific reasons why the Company deems omission to be proper and the legal support for that conclusion are discussed below.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14A-8(I)(10) AS IT HAS BEEN SUBSTANTIALLY IMPLEMENTED

Rule 14a-8(i)(10) provides that a shareholder proposal is excludable if it has been substantially implemented by the company. A determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See CSX Corp. (February 7, 2000, citing Texaco, Inc. (March 28, 1991)).

The Proposal requests that the Board authorize the payment of an annual dividend commensurate with the practices of other mature corporations. On January 16, 2003 the Board of Directors of the Company declared an annual dividend payable on March 7, 2003 to shareholders of records at the close of business February 21, 2003 at the rate of $0.16 per share. The Proposal has been substantially implemented, and therefore, it is moot.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rule 14a-8(i)(10).

THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14A-8(I)(13) AS IT RELATES TO SPECIFIC AMOUNTS OF CASH OR STOCK DIVIDENDS.

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly such that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts. See Exelon Corporation (March 2, 2002); Duke Energy Corporation (January 9, 2002). Rather, the Staff has consistently allowed the exclusion of shareholder proposals that would set minimum amounts or ranges for dividends or that would establish formulas for determining dividends.

It is well established that a shareholder proposal that purports to establish a formula or percentage for the payment of dividends may be excluded. See Xcel Energy, Inc. (March 14, 2003); Host Marriott Corporation (March 5, 2003); Microsoft Corporation (June 24, 2002); DPL, Inc. (January 11, 2002); International Business Machines Corporation (January 2, 2001); Lydall, Inc. (March 28, 2000); H.J. Heinz Company (May 6, 1987); ITT Corporation (January 23, 1986). Furthermore, shareholder proposals that have the effect of determining a company's dividend policy by requiring a maximum or minimum dividend payment have been found to be excludable under Rule 14a-8(i)(13). See Duke Energy Corporation (January 9, 2002); General Motors Corporation (April 7, 2000); International Business Machines Corporation (December 9, 1999); Loews Corporation (December 22, 1986).

The Proponent's request for dividends "commensurate with industry practice of major mature corporations" relates to specific amounts of dividends. The Proposal sets a dividend amount based upon benchmarks of industry practice. In essence, it is a formula that dictates the amount of dividend, or establishes a minimum amount of dividend, based on the thresholds set by other mature corporations. Notwithstanding its vagueness, the Proposal has the effect of determining the Company's dividend policy based upon what others have done and not what may be in the best interests of the company and its shareholders. By requiring that the Company's dividends "be commensurate" with other similarly situated companies, the Proposal establishes a range or a minimum, which translates into specific dividend payments. Therefore, the Proposal may be excluded.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rule 14a-8(i)(13).

The Proposal May Properly Be Excluded Because it Includes False and Misleading Statements.

Rule 14a-8(i)(3) provides that a shareholder proposal is excludable if it or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Proponent's statements are factually incorrect and misleading in several respects. The Proponent states that "[t]wenty-nine executives have nearly seventeen percent of the company stock awarded to them over the years, valued at more than fifty trillion dollars." He proceeds to state that "the purchasers of stock are providing an interest free loan of hundreds of trillions of dollars to their company." Such statements are factually incorrect and therefore misleading. Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement action if the Proposal is in fact excluded from the Company's 2003 Proxy Materials under Rule 14a-8(i)(3).

* * *

Pursuant to Rule 14a-8(j)(1), the Company by copy of this letter is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact James Andrus of Preston Gates & Ellis LLP at (206) 224-7329. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

We appreciate your attention to this request.

Sincerely,

MICROSOFT CORPORATION



By: ______________________
John A. Seethoff
Assistant Secretary

Enclosures

cc: Edward H. Mergens

Microsoft Investor Relations Department
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399

Dear Sir or Madam:

Please bring this request to have a shareholders proposal added to the Microsoft 2003 Proxy Statement to the attention of the proper corporate officials.

I, Edward H. Mergens, am an owner of 500 Microsoft Crop. shares and request that the following proposal be adopted at the 2003 annual meeting:

Whereas: Our company has arrived at a point in its growth where the dominance of its market position has been successfully challenged in Federal court. Consequently, the demand on future company earnings for major acquisitions and mergers will be reduced as a result. As also, will the demands on earnings for the large legal costs of the past. It is time for management to direct its attention to increasing efficiency of ongoing operations to increase current profitability and to return a portion of those increases to the owners of the company in the form of stock dividends. As with other mature companies stock value is protected by a consistent record of dividend payments. It is time Microsoft joined the ranks of these business entities.

Currently, officers of the company are paid bonuses equivalent to about 50 percent more than their annual salary. Twenty-nine executives have nearly seventeen percent of the company stock awarded to them over the years, valued at more than fifty trillion dollars. Meanwhile, the purchasers of stock are providing an interest free loan of hundreds of trillions of dollars to their company.

Resolved: Stockholders request the Board of Directors authorize the payment of an annual dividend commensurate with industry practice of major mature corporations.

Supporting Statement: The recent tech sector of the stock market confirms that the booming growth in the computer industry is over. Microsoft's cash preservation needs for merger and acquisitions activity or for legal defenses is also over. Other corporations in the tech sector, such as Intel, IBM, Hewlitt,etc. pay shareholders at least a percentage based on their respective stock values. Microsoft should do the same.

Thank for providing this opportunity to present this very necessary proposal to the stockholders of Microsoft.

Sincerely, E.H. Mergens P.O.Box 3025 Pagosa Springs,Co. 81147

cc: Mr. S.A Ballmer. CEO

